Exhibit 12

Time Warner Cable Inc.

Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Dividend Requirements

($ in millions)

	Nine Months Ended September 30,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings:
Net income (loss) before income taxes, discontinued operations and cumulative effect of accounting change	$1,844	$2,196	$1,912	$(13,072)	$2,028	$1,664
Interest expense	1,116	1,397	1,324	961	907	690
Portion of rents representative of an interest factor	53	71	71	63	61	50
Amortization of capitalized interest	2	3	3	3	3	2
Preferred stock dividend requirements of majority owned subsidiaries	—	—	—	—	—	—
Adjustment for partially owned subsidiaries and 50% owned companies	—	—	—	1	—	27
Distributions received less earnings of less than 50% owned companies	98	132	70	6	63	4

Total earnings	$3,113	$3,799	$3,380	$(12,038)	$3,062	$2,437

Fixed Charges:
Interest expense	$1,116	$1,397	$1,324	$961	$907	$690
Portion of rents representative of an interest factor	53	71	71	63	61	50
Capitalized interest	—	—	1	1	5	2
Preferred stock dividend requirements of majority owned subsidiaries	—	—	—	—	—	—
Adjustment for partially owned subsidiaries and 50% owned companies	—	—	—	—	—	43

Total fixed charges	$1,169	$1,468	$1,396	$1,025	$973	$785

Pretax income necessary to cover preferred dividend requirements	—	—	—	—	—	—

Total combined	$1,169	$1,468	$1,396	$1,025	$973	$785

Ratio of earnings to fixed charges (deficiency in the coverage of fixed charges by earnings before fixed charges)	2.7x	2.6x	2.4x	$(13,063)	3.1x	3.1x

Ratio of earnings to combined fixed charges and preferred dividend requirements (deficiency in the coverage of combined fixed charges and preferred dividend requirements deficiency)	2.7x	2.6x	2.4x	$(13,063)	3.1x	3.1x